

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 11, 2018

Via E-mail
Mr. Stephen J. Antol
Chief Financial Officer
5871 Honeysuckle Road
Prescott, Arizona 86305

     Re: **El Capitan Precious Metals Inc.**
                Form 10-K for the Fiscal Year Ended September 30, 2017
                Filed March 30, 2018
                File No. 333-56262

Dear Mr. Antol:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                /s/ John Reynolds

                                John Reynolds
                                Assistant Director
                                Offices of Beverages, Apparel and Mining